Exhibit 99.1

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 - 9 page 10 Outlook 2023 page 11 Disclaimer Copyright by Fresenius Medical Care AG & Co. KGaA email: ir@fmc-ag.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions. Reconciliation revenue to new segments Fresenius Medical Care AG & Co. KGaA June 2, 2023 QUARTERLY OVERVIEW 2022 Investor Relations

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31,	Three months ended June 30,	Three months ended Sept. 30,	Three months ended Dec. 31,	Six months ended June 30,	Nine months ended Sept. 30,	Twelve months ended Dec. 31,
	2022	**2022**	**2022**	**2022**	**2022**	**2022**	**2022**
Total revenue	**4,548**	**4,757**	**5,096**	**4,997**	**9,305**	**14,401**	**19,398**
Operating income	**348**	**341**	**472**	**352**	**688**	**1,160**	**1,512**
Operating income excl. special items and PRF [1]	390	284	377	489	675	1,052	1,540
Interest income	(14)	(13)	(16)	(25)	(27)	(43)	(68)
Interest expense	83	85	92	100	168	260	360
Interest expense, net	69	72	76	75	141	217	292
Income before taxes	**279**	**269**	**396**	**277**	**547**	**943**	**1,220**
Income tax expense	67	63	112	83	130	242	325
Net income	**212**	**206**	**284**	**194**	**417**	**701**	**895**
Net income attributable to noncontrolling interests	55	59	54	55	112	166	222
Net income attributable to shareholders of FMC AG & Co. KGaA	**157**	**147**	**230**	**139**	**305**	**535**	**673**
Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items and PRF [1]	197	116	168	248	313	481	729
Operating income	**348**	**341**	**472**	**352**	**688**	**1,160**	**1,512**
Depreciation, amortization and impairment loss	419	422	502	495	842	1,344	1,838
EBITDA	**767**	**763**	**974**	**847**	**1,530**	**2,504**	**3,350**
Weighted average number of shares	293,007,109	293,145,413	293,413,449	293,413,449	293,076,643	293,190,145	293,246,430
Basic earnings per share	**€0.54**	**€0.50**	**€0.78**	**€0.47**	**€1.04**	**€1.82**	**€2.30**
Basic earnings per ADS	**€0.27**	**€0.25**	**€0.39**	**€0.24**	**€0.52**	**€0.91**	**€1.15**
In percent of revenue							
Operating income margin	7.6%	7.2%	9.3%	7.0%	7.4%	8.1%	7.8%
Operating income margin excl. special items and PRF [1]	8.6%	6.0%	7.4%	9.8%	7.2%	7.3%	7.9%
EBITDA margin	16.9%	16.0%	19.1%	16.9%	16.4%	17.4%	17.3%

[1] For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings page 2 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Segment information

unaudited	Three months ended March 31,	Three months ended June 30,	Three months ended Sept. 30,	Three months ended Dec. 31,	Six months ended June 30,	Nine months ended Sept. 30,	Twelve months ended Dec. 31,
	2022	**2022**	**2022**	**2022**	**2022**	**2022**	**2022**
Total							
Revenue in € million	**4,548**	**4,757**	**5,096**	**4,997**	**9,305**	**14,401**	**19,398**
Operating income in € million	**348**	**341**	**472**	**352**	**688**	**1,160**	**1,512**
Operating income margin	**7.6%**	**7.2%**	**9.3%**	**7.0%**	**7.4%**	**8.1%**	**7.8%**
Operating income in € million (excluding special items and PRF) [2]	390	284	377	489	675	1,052	1,540
Operating income margin (excluding special items and PRF) [2]	8.6%	6.0%	7.4%	9.8%	7.2%	7.3%	7.9%
Days sales outstanding (DSO)	69				69	69	68
Employees (headcount)	130,177				130,448	130,295	128,044
Care Delivery segment							
Revenue in € million	**3,647**	**3,822**	**4,131**	**3,993**	**7,469**	**11,600**	**15,593**
Operating income in € million	**298**	**433**	**500**	**455**	**731**	**1,230**	**1,686**
Operating income margin	**8.2%**	**11.3%**	**12.1%**	**11.4%**	**9.8%**	**10.6%**	**10.8%**
Operating income in € million (excluding special items and PRF) [2]	310	287	371	509	599	969	1,478
Operating income margin (excluding special items and PRF) [2]	8.5%	7.5%	9.0%	12.7%	8.0%	8.3%	9.5%
Care Enablement segment							
Revenue in € million	**1,267**	**1,318**	**1,376**	**1,392**	**2,586**	**3,961**	**5,353**
Operating income in € million	**69**	**(11)**	**(26)**	**(61)**	**59**	**33**	**(30)**
Operating income margin	**5.5%**	**-0.8%**	**-1.9%**	**-4.4%**	**2.3%**	**0.8%**	**-0.6%**
Operating income in € million (excluding special items and PRF) [2]	96	3	7	(2)	100	107	103
Operating income margin (excluding special items and PRF) [2]	7.6%	0.2%	0.5%	-0.2%	3.8%	2.7%	1.9%
Inter-segment eliminations [1]							
Revenue in € million	**(366)**	**(383)**	**(411)**	**(388)**	**(750)**	**(1,160)**	**(1,548)**
Operating income in € million	**(9)**	**3**	**5**	**2**	**(8)**	**(2)**	**0**
Corporate							
Operating income in € million	**(10)**	**(84)**	**(7)**	**(44)**	**(94)**	**(101)**	**(144)**
Operating income in € million (excluding special items and PRF) [2]	(7)	(9)	(6)	(20)	(16)	(22)	(41)

[1] The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within "Inter-segment eliminations".

[2] For a reconciliation of operating income in € million (excluding special items and PRF) and operating income margin (excluding special items and PRF), please refer to the table on page 8.

Segment information page 3 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Assets				
Current assets	8,039	8,105	8,513	8,203
Goodwill and intangible assets	16,109	17,144	18,791	17,310
Right-of-use assets	4,274	4,450	4,571	4,187
Other non-current assets	6,302	6,371	6,531	6,054
Total assets	**34,724**	**36,070**	**38,406**	**35,754**
Liabilities and equity				
Current liabilities	6,377	6,877	6,357	6,467
Non-current liabilities	13,808	13,742	15,314	13,838
Total equity	14,539	15,451	16,735	15,449
Total liabilities and equity	**34,724**	**36,070**	**38,406**	**35,754**
Equity/assets ratio	**42%**	**43%**	**44%**	**43%**
Debt and lease liabilities				
Short-term debt from unrelated parties	970	1,391	544	665
Short-term debt from related parties	145	23	39	4
Current portion of long-term debt	59	57	58	694
Current portion of lease liabilities from unrelated parties	650	683	710	650
Current portion of lease liabilities from related parties	22	22	22	24
Long-term debt, less current portion	7,452	7,263	8,068	7,171
Lease liabilities from unrelated parties, less current portion	3,951	4,133	4,262	3,875
Lease liabilities from related parties, less current portion	94	87	83	130
Total debt and lease liabilities	**13,343**	**13,659**	**13,786**	**13,213**
Minus: Cash and cash equivalents	(1,173)	(1,025)	(1,114)	(1,274)
Total net debt and lease liabilities	**12,170**	**12,634**	**12,672**	**11,939**
Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures				
Net income	1,127	1,053	1,004	895
Income tax expense	326	313	321	325
Interest income	(72)	(71)	(71)	(68)
Interest expense	345	347	355	360
Depreciation and amortization	1,611	1,647	1,693	1,718
Adjustments	173 [1]	260 [2]	214 [3]	320 [4]
Annualized adjusted EBITDA	**3,510**	**3,549**	**3,516**	**3,550**
Net leverage ratio	**3.5**	**3.6**	**3.6**	**3.4**

[1] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (€9 M), non-cash charges, primarily related to pension expense (€50 M), impairment loss (€43 M), as well as costs related to the FME25 Program (€ 50M) and the impacts related to the War in Ukraine (€21 M).

[2] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (€4 M), non-cash charges, primarily related to pension expense (€51 M), impairment loss (€35 M) and special items, including costs related to the FME25 Program (€ 63 M), Humacyte Investment Remeasurement (€78 M), Hyperinflation in Turkiye (€6 M) and the Impacts Related to the War in Ukraine (€23 M).

[3] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (-€27 M), non-cash charges, primarily related to pension expense (€52 M), impairment loss (€88 M) and special items, including costs related to the FME25 Program (€106 M), Net Gain Related to InterWell Health (-€113 M), Humacyte Investment Remeasurement (€79 M), Hyperinflation in Turkiye (€6 M) and the Impacts Related to the War in Ukraine (€23 M).

[4] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (-€22 M), non-cash charges, primarily related to pension expense (€54 M), impairment loss (€120 M) and special items, including costs related to the FME25 Program (€155 M), Net Gain Related to InterWell Health (-€114 M), Humacyte Investment Remeasurement (€103 M), Hyperinflation in Turkiye (€5 M) and the Impacts Related to the War in Ukraine (€19 M).

Balance sheet page 4 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Cash flow statement

in € million, unaudited	Three months ended March 31,	Three months ended June 30,	Three months ended Sept. 30,	Three months ended Dec. 31,	Six months ended Sept. 30,	Nine months ended Sept. 30,	Twelve months ended Dec. 31,
	2022	**2022**	**2022**	**2022**	**2022**	**2022**	**2022**
Operating activities							
Net income	212	206	284	194	417	701	895
Depreciation, amortization and impairment loss	419	422	502	495	842	1,344	1,838
Change in working capital and other non-cash items	(472)	123	(128)	(89)	(349)	(477)	(566)
Net cash provided by (used in) operating activities	**159**	**751**	**658**	**600**	**910**	**1,568**	**2,167**
In percent of revenue	3.5%	15.8%	12.9%	12.0%	9.8%	10.9%	11.2%
Investing activities							
Purchases of property, plant and equipment and capitalized development costs	(162)	(172)	(160)	(229)	(334)	(495)	(724)
Proceeds from sale of property, plant and equipment	2	3	3	27	5	9	37
Capital expenditures, net	(160)	(169)	(157)	(202)	(329)	(486)	(687)
Free cash flow	**(1)**	**582**	**501**	**398**	**581**	**1,082**	**1,480**
In percent of revenue	0.0%	12.2%	9.8%	8.0%	6.2%	7.5%	7.6%
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(36)	(24)	21	(19)	(61)	(40)	(59)
Investments in debt securities	(43)	(43)	(6)	(14)	(86)	(92)	(106)
Proceeds from divestitures	14	26	16	4	40	56	60
Proceeds from sale of debt securities	13	13	25	6	27	52	58
Free cash flow after investing activities	**(53)**	**554**	**557**	**375**	**501**	**1,058**	**1,433**

Cash flow page 5 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Revenue development by segment

in € million, unaudited	Three months ended March 31, 2022	Three months ended June 30, 2022	Three months ended Sept. 30, 2022	Three months ended Dec. 31, 2022	Six months ended June 30, 2022	Nine months ended Sept. 30, 2022	Twelve months ended Dec. 31, 2022
Total revenue	**4,548**	**4,757**	**5,096**	**4,997**	**9,305**	**14,401**	**19,398**
Care Delivery segment	**3,647**	**3,822**	**4,131**	**3,993**	**7,469**	**11,600**	**15,593**
Thereof: U.S.	2,930	3,066	3,318	3,261	5,996	9,314	12,575
Thereof: International	717	756	813	732	1,473	2,286	3,018
Care Enablement segment	**1,267**	**1,318**	**1,376**	**1,392**	**2,586**	**3,961**	**5,353**
Inter-segment eliminations	(366)	(383)	(411)	(388)	(750)	(1,160)	(1,548)

Revenue development by segment page 6 of 11 June 2, 2023

unaudited Clinics Net change in clinics 1 Patients Treatments Three months ended March 31, 2022 Total 4,153 (18) 343,493 12,858,103 Thereof: U.S. 2,680 (3) 204,837 7,691,660 Thereof: International 1,473 (15) 138,656 5,166,443 Six months ended June 30, 2022 Total 4,163 (8) 345,687 25,932,144 Thereof: U.S. 2,682 (1) 206,766 15,544,134 Thereof: International 1,481 (7) 138,921 10,388,010 Nine months ended September 30, 2022 Total 4,153 (18) 344,593 39,152,144 Thereof: U.S. 2,687 4 205,985 23,491,632 Thereof: International 1,466 (22) 138,608 15,660,512 Twelve months ended December 31, 2022 Total 4,116 (55) 344,687 52,310,131 Thereof: U.S. 2,671 (12) 206,033 31,361,555 Thereof: International 1,445 (43) 138,654 20,948,576 Key metrics Care Delivery segment 1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2021. Key metrics page 7 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

in € million, except share data, unaudited	Results 2022	Special items: FME25 Program	Special items: Net Gain Related to InterWell Health[1]	Special items: Humacyte Investment Remeasurement	Special items: Ukraine War[2]	Special items: Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of Special items and PRF	Results 2022 excl. special items and PRF
Three months ended March 31,									
Total revenue	**4,548**							—	**4,548**
EBITDA	**767**	**28**	**—**	**3**	**21**	**—**	**(16)**	**36**	**803**
Total operating income	**348**	**33**	**—**	**3**	**22**	**—**	**(16)**	**42**	**390**
Care Delivery segment	298	20	—	—	8	—	(16)	12	310
Care Enablement segment	69	13	—	—	14	—	—	27	96
Inter-segment eliminations	(9)	—	—	—	—	—	—	—	(9)
Corporate	(10)	—	—	3	—	—	—	3	(7)
Interest expense, net	69							—	69
Income tax expense	67	9	—	0	3	—	(4)	8	75
Net income attributable to noncontrolling interests	55	—	—	—	—	—	(6)	(6)	49
Net income[3]	**157**	**24**	**—**	**3**	**19**	**—**	**(6)**	**40**	**197**
Basic earnings per share	**€0.54**	**€0.08**	**—**	**€0.01**	**€0.06**	**—**	**€(0.02)**	**€0.13**	**€0.67**
Three months ended June 30,									
Total revenue	**4,757**							—	**4,757**
EBITDA	**763**	**21**	**—**	**75**	**2**	**6**	**(161)**	**(57)**	**706**
Total operating income	**341**	**21**	—	**75**	**2**	**6**	**(161)**	**(57)**	**284**
Care Delivery segment	433	13	—	—	2	0	(161)	(146)	287
Care Enablement segment	(11)	8	—	—	0	6	—	14	3
Inter-segment eliminations	3	—	—	—	—	—	—	—	3
Corporate	(84)	—	—	75	—	—	—	75	(9)
Interest expense, net	72							—	72
Income tax expense	63	6	—	20	—	—	(42)	(16)	47
Net income attributable to noncontrolling interests	59	—	—	—	—	—	(10)	(10)	49
Net income[3]	**147**	**15**	—	**55**	**2**	**6**	**(109)**	**(31)**	**116**
Basic earnings per share	**€0.50**	**€0.05**	**—**	**€0.19**	**€0.01**	**€0.02**	**€(0.38)**	**€(0.11)**	**€0.39**
Three months ended Sept. 30,									
Total revenue	**5,096**							—	**5,096**
EBITDA	**974**	**52**	**(113)**	**1**	**0**	**0**	**(93)**	**(153)**	**821**
Total operating income	**472**	**53**	**(56)**	**1**	**0**	**0**	**(93)**	**(95)**	**377**
Care Delivery segment	500	20	(56)	—	1	(1)	(93)	(129)	371
Care Enablement segment	(26)	33	—	—	(1)	1	—	33	7
Inter-segment eliminations	5	—	—	—	—	—	—	—	5
Corporate	(7)	—	—	1	—	—	—	1	(6)
Interest expense, net	76							—	76
Income tax expense	112	15	(18)	0	0	—	(25)	(28)	84
Net income attributable to noncontrolling interests	54	—	—	—	—	—	(5)	(5)	49
Net income[3]	**230**	**38**	**(38)**	**1**	**0**	**0**	**(63)**	**(62)**	**168**
Basic earnings per share	**€0.78**	**€0.13**	**€(0.13)**	**€0.01**	**€0.00**	**€0.00**	**€(0.22)**	**€(0.21)**	**€0.57**
Three months ended Dec. 31,									
Total revenue	**4,997**							—	**4,997**
EBITDA	**847**	**53**	**(1)**	**24**	**(3)**	**(1)**	**(6)**	**66**	**913**
Total operating income	**352**	**95**	**0**	**24**	**25**	**(1)**	**(6)**	**137**	**489**
Care Delivery segment	455	63	0	—	(2)	(1)	(6)	54	509
Care Enablement segment	(61)	32	—	—	27	0	—	59	(2)
Inter-segment eliminations	2	—	—	—	—	—	—	—	2
Corporate	(44)	—	—	24	—	—	—	24	(20)
Interest expense, net	75							—	75
Income tax expense	83	25	(1)	6	(1)	—	(1)	28	111
Net income attributable to noncontrolling interests	55	—	—	—	—	—	0	0	55
Net income[3]	**139**	**70**	**1**	**18**	**26**	**(1)**	**(5)**	**109**	**248**
Basic earnings per share	**€0.47**	**€0.24**	**€0.00**	**€0.06**	**€0.09**	**€0.00**	**€(0.01)**	**€0.38**	**€0.85**

Reconciliation results excl. special items page 8 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

in € million, except share data, unaudited	Results 2022	Special items: FME25 Program	Special items: Net Gain Related to InterWell Health[1]	Special items: Humacyte Investment Remeasurement	Special items: Ukraine War[2]	Special items: Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of Special items and PRF	Results 2022 excl. special items and PRF
Six months ended June 30,									
Total revenue	**9,305**							–	**9,305**
EBITDA	**1,530**	**49**	**–**	**78**	**23**	**6**	**(177)**	**(21)**	**1,509**
Total operating income	**688**	**57**	–	**78**	**23**	**6**	**(177)**	**(13)**	**675**
Care Delivery segment	731	35	–	–	10	0	(177)	(132)	599
Care Enablement segment	59	22	–	–	13	6	–	41	100
Inter-segment eliminations	(8)	–	–	–	–	–	–	–	(8)
Corporate	(94)	–	–	78	–	–	–	78	(16)
Interest expense, net	141							–	141
Income tax expense	130	17	–	21	3	–	(48)	(7)	123
Net income attributable to noncontrolling interests	112	–	–	–	–	–	(14)	(14)	98
Net income[3]	**305**	**40**	–	**57**	**20**	**6**	**(115)**	**8**	**313**
Basic earnings per share	**€1.04**	**€0.14**	**–**	**€0.19**	**€0.07**	**€0.02**	**€(0.39)**	**€0.03**	**€1.07**
Nine months ended Sept. 30,									
Total revenue	**14,401**							–	**14,401**
EBITDA	**2,504**	**101**	**(113)**	**79**	**23**	**6**	**(270)**	**(174)**	**2,330**
Total operating income	**1,160**	**109**	**(56)**	**79**	**24**	**6**	**(270)**	**(108)**	**1,052**
Care Delivery segment	1,230	55	(56)	–	11	(1)	(270)	(261)	969
Care Enablement segment	33	54	–	–	13	7	–	74	107
Inter-segment eliminations	(2)	–	–	–	–	–	–	–	(2)
Corporate	(101)	–	–	79	–	–	–	79	(22)
Interest expense, net	217							–	217
Income tax expense	242	31	(18)	21	3	–	(72)	(35)	207
Net income attributable to noncontrolling interests	166	–	–	–	–	–	(19)	(19)	147
Net income[3]	**535**	**78**	**(38)**	**58**	**21**	**6**	**(179)**	**(54)**	**481**
Basic earnings per share	**€1.82**	**€0.27**	**€(0.13)**	**€0.20**	**€0.07**	**€0.02**	**€(0.61)**	**€(0.18)**	**€1.64**
Twelve months ended December 31,									
Total revenue	**19,398**							–	**19,398**
EBITDA	**3,350**	**155**	**(114)**	**103**	**19**	**5**	**(277)**	**(109)**	**3,241**
Total operating income	**1,512**	**204**	**(56)**	**103**	**49**	**5**	**(277)**	**28**	**1,540**
Care Delivery segment	1,686	118	(56)	–	9	(2)	(277)	(208)	1,478
Care Enablement segment	(30)	86	–	–	40	7	–	133	103
Inter-segment eliminations	0	–	–	–	–	–	–	–	0
Corporate	(144)	–	–	103	–	–	–	103	(41)
Interest expense, net	292							–	292
Income tax expense	325	55	(19)	27	2	–	(73)	(8)	317
Net income attributable to noncontrolling interests	222						(20)	(20)	202
Net income[3]	**673**	**149**	**(37)**	**76**	**47**	**5**	**(184)**	**56**	**729**
Basic earnings per share	**€2.30**	**€0.50**	**€(0.13)**	**€0.26**	**€0.16**	**€0.02**	**€(0.63)**	**€0.18**	**€2.48**

[1] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

[2] Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

[3] Attributable to shareholders of FMC AG & Co. KGaA

Reconciliation results excl. special items page 9 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Reconciliation of Health Care Product and Health Care Service revenue to new segments

in € million, unaudited	Care Delivery	Care Enablement	Total Segment	Inter-segment eliminations	**Total**
Three months ended March 31, 2022					
Revenue from health care services	3,607	—	3,607	—	3,607
Revenue from health care products	40	901	941	—	941
Revenue from external customers	**3,647**	**901**	**4,548**	**—**	**4,548**
Inter-segment revenue		366	366	(366)	—
Revenue	**3,647**	**1,267**	**4,914**	**(366)**	**4,548**
Three months ended June 30, 2022					
Revenue from health care services	3,782	—	3,782	—	3,782
Revenue from health care products	40	935	975	—	975
Revenue from external customers	**3,822**	**935**	**4,757**	**—**	**4,757**
Inter-segment revenue		383	383	(383)	—
Revenue	**3,822**	**1,318**	**5,140**	**(383)**	**4,757**
Three months ended September 30, 2022					
Revenue from health care services	4,082	—	4,082	—	4,082
Revenue from health care products	49	965	1,014	—	1,014
Revenue from external customers	**4,131**	**965**	**5,096**	**—**	**5,096**
Inter-segment revenue		411	411	(411)	—
Revenue	**4,131**	**1,376**	**5,507**	**(411)**	**5,096**
Three months ended December 31, 2022					
Revenue from health care services	3,947	—	3,947	—	3,947
Revenue from health care products	46	1,004	1,050	—	1,050
Revenue from external customers	**3,993**	**1,004**	**4,997**	**—**	**4,997**
Inter-segment revenue		388	388	(388)	—
Revenue	**3,993**	**1,392**	**5,385**	**(388)**	**4,997**
Six months ended June 30, 2022					
Revenue from health care services	7,389	—	7,389	—	7,389
Revenue from health care products	80	1,836	1,916	—	1,916
Revenue from external customers	**7,469**	**1,836**	**9,305**	**—**	**9,305**
Inter-segment revenue		750	750	(750)	—
Revenue	**7,469**	**2,586**	**10,055**	**(750)**	**9,305**
Nine months ended September 30, 2022					
Revenue from health care services	11,471	—	11,471	—	11,471
Revenue from health care products	129	2,801	2,930	—	2,930
Revenue from external customers	**11,600**	**2,801**	**14,401**	**—**	**14,401**
Inter-segment revenue		1,160	1,160	(1,160)	—
Revenue	**11,600**	**3,961**	**15,561**	**(1,160)**	**14,401**
Twelve months ended December 31, 2022					
Revenue from health care services	15,418	—	15,418	—	15,418
Revenue from health care products	175	3,805	3,980	—	3,980
Revenue from external customers	**15,593**	**3,805**	**19,398**	**—**	**19,398**
Inter-segment revenue		1,548	1,548	(1,548)	—
Revenue	**15,593**	**5,353**	**20,946**	**(1,548)**	**19,398**

Reconciliation revenue to new segments page 10 of 11 June 2, 2023

FRESENIUS MEDICAL CARE

Outlook 2023

	Results 2022	Outlook 2023 (at Constant Currency)
Revenue[1]	€19,398 M	low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	flat to high-single digit percentage rate decline

[1] Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include further costs related to the FME25 program, Legal Structure Conversion Costs, Strategic Divestment Program and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), Net Gain Related to InterWell Health (-€56 M for operating income), Humacyte Investment Remeasurement (€103 M for operating income), Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023 page 11 of 11 June 2, 2023